Exhibit 99.1

CORPORATE RELEASE	22 September 2022

Manchester United PLC Reports Fourth Quarter

and Full Year Fiscal 2022 Results

Key Points

•	Under leadership of new manager Erik ten Hag, strengthened the men’s first team with the summer recruitment of Antony, Casemiro, Christian Eriksen, Lisandro Martinez, Tyrell Malacia, and Martin Dubravka on loan
•	Strengthened the Women’s team with the addition of seven new players
•	Normal summer Tour activities resumed in July 2022 with over 350,000 fans in attendance
•	Achieved record e-commerce revenues, memberships, and digital engagements in FY22
•	Launched three new principal partnerships, signed five new global partners and eight global renewals in FY22
•	For the full year fiscal 2023, the Company expects total revenues to be in a range of £580 million to £600 million and adjusted EBITDA to be in a range of £100 million to £110 million

MANCHESTER, England. – 22 September 2022 – Manchester United (NYSE: MANU; the “Company” and the “Group”) – one of the most popular and successful sports teams in the world – today announced financial results for the 2022 fiscal fourth quarter and twelve months ended 30 June 2022.

Management Commentary

Richard Arnold, Chief Executive Officer, commented, “Our club’s core mission is to win football matches and entertain our fans. Since our last earnings report, we have strengthened our men’s first team squad, completed a successful summer tour, and established a foundation to build from in the early stages of the 2022/23 season under our new manager Erik ten Hag. We have also continued to develop our women’s team with an aim of reinforcing our position among the leading clubs in the Women’s Super League.

“Ultimately, we know that the strength of Manchester United rests on the passion and loyalty of our fans, which is why we have made fan engagement a strategic priority. While there is a lot more work to do, everyone at the club is aligned on a clear strategy to deliver sustained success on the pitch and a sustainable economic model off it, to the mutual benefit of fans, shareholders, and other stakeholders.”

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Cliff Baty, Chief Financial Officer, commented, “Our financial results for fiscal 2022 reflect a recovery from the pandemic, a full return of fans and new commercial partnerships offset by increased investment in the playing squad. Our results have been adversely affected by the absence of a summer tour in July 2021, material exceptional and increased utility costs, and the impact of the weakening of sterling on our non-cash finance costs. Looking forward to fiscal 2023, the Club is guiding to revenues of £580 million to £600 million despite participation in the Europa League, and adjusted EBITDA of £100 million to £110 million, reflecting the continued playing squad investment.”

Football

We have achieved a series of milestones in the strengthening of our football operations during fiscal 2022, including:

•	Appointment of Erik ten Hag as manager in May 2022
•	Recruitment of five regular starters for the Men’s first team and seven new players for the Women’s team
•	Manchester United Women finished fourth in the 2021/22 Women’s Super League
•	Three Manchester United players featured in the England team which won the UEFA Women’s European Championship in July, and a fourth joined the club after the tournament
•	Men’s Academy Under-18s team won the FA Youth Cup at Old Trafford for a record 11th time, in front of over 67,000 fans; the women’s Under-21s won the FA WSL Academy League title and the WSL Academy Cup
•	August 2022 marked 90 years since the inception of Manchester United’s Youth Development programme and we continue to extend our record of having an Academy graduate in every first team squad since 1937, spanning over 4,150 games
•	Ongoing strengthening of our scouting and recruitment operations, including the hiring of a new Director of Data Science, and investment in ongoing upgrades of our Carrington training ground

Fan Engagement

Strengthening engagement with fans is a key strategic priority, and includes the following initiatives:

•	Since its inception in January, the Club held two quarterly meetings of our Fans’ Advisory Board, a new channel for board-level dialogue between fan representatives and the club, with each meeting attended by Chairman Joel Glazer
•	The Premier League introduced a Fan Engagement Standard which extends the current cap on away ticket prices and mandates the introduction of Fan Advisory Boards by all clubs
•	General Admission Season Ticket prices were kept frozen for an 11th season
•	Reformed season ticket policies to give fans more choice and flexibility in the purchase of Cup tickets
•	Appointed the club’s first Head of Fan Engagement

Facilities - Venue and Operations

In addition to record ticket sales for the 2022/23 season, Venue and Operations further achieved:

•	Record number of global memberships sold including sell-out of a new Premium Membership tier
•	Record number of Executive Club renewals with the fastest sell-out ever at record revenue levels
•	A 55% increase in Women’s season tickets sold for the upcoming season
•	A return to normal pre-season Tour operations which generated record Tour revenues with over 350,000 fans in attendance across three continents, four countries and five cities
•	Old Trafford will also host the Rugby League World Cup final in November 2022 and a third Women’s Super League fixture against Aston Villa in December 2022

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Partnerships

A strong year of new or renewed partnership deals included:

•	Launched three new principal partnerships
•	Signed five new global partnerships
•	Renewed eight global and regional partnerships
•	Club held its first in person #ILoveUnited event since the onset of the pandemic in Miami in April 2022 with more than 2,000 fans in attendance featuring activations from 22 global partners

Digital Products & Experiences

Content-led digital fan engagement continues to connect our club with our fans around the world and contributed to record e-commerce sales. Other digital initiatives completed, or in progress, include:

•	Club achieved record e-commerce revenue for fiscal 2022 at nearly double fiscal 2021 revenues
•	Launch of an upgraded Club app, fully integrated with MUTV content; achieved a record number of subscriptions, registrations, and daily active users and was the number one downloaded sports app in over 100 markets
•	Over 2.5 million app users watched Tour match content via our Club app across 220 markets contributing to record breaking engagement and video views
•	Club generated more than 2.8 billion digital interactions (up 72% vs. fiscal 2021) and 7.3 billion video views across all global platforms earning the distinction of most engaging sports team for the 2021/22 season
•	Momentum continues into fiscal 2023 as club achieved record first week e-commerce sales for the new 2022/23 home and away kit launches
•	Creation of new Digital Products & Experiences department to drive innovation and new revenue streams in areas such as NFTs, among other new initiatives

Industry Developments and Governance

There have been several significant developments in football governance, including reform of:

•	UEFA Financial Sustainability rules, effective July 2022, which will ultimately include a 70% cap on men’s squad costs
•	FIFA’s Football Agent Regulations
•	UEFA club competition format and access criteria post-2024, which will increase the number of matches in the league phase of the Champions League to eight matches and will provide an additional two places in the expanded Champions League to the country associations with the best collective performance by their clubs in the previous season.

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Key Financials (unaudited)

	Twelve months ended 30 June			Three months ended 30 June
£ million (except loss per share)	2022	2021	Change	2022	2021	Change
Commercial revenue	257.8	232.2	11.0%	63.4	51.8	22.4%
Broadcasting revenue	214.9	254.8	(15.7)%	33.7	39.9	(15.5)%
Matchday revenue	110.5	7.1	1456.3%	21.4	2.3	830.4%
Total revenue	583.2	494.1	18.0%	118.5	94.0	26.1%
Adjusted EBITDA(1)	81.1	95.1	(14.7)%	(8.4)	(10.5)	20.0%
Operating loss	(87.4)	(36.9)	136.9%	(60.7)	(36.7)	65.4%
Loss for the period (i.e. net loss)	(115.5)	(92.2)	25.3%	(70.7)	(107.7)	(34.4)%
Basic loss per share (pence)	(70.86)	(56.60)	25.2%	(43.46)	(66.08)	(34.2)%
Adjusted loss for the period (i.e. adjusted net loss)(1)	(34.0)	(44.7)	(23.9)%	(20.2)	(33.7)	(40.1)%
Adjusted basic loss per share (pence)(1)	(20.83)	(27.41)	(24.0)%	(12.38)	(20.67)	(40.1)%
Non-current and current borrowings	636.1	530.2	20.0%	636.1	530.2	20.0%
Cash and cash equivalents	121.2	110.7	9.5%	121.2	110.7	9.5%
Net debt(1)/(2)	514.9	419.5	22.7%	514.9	419.5	22.7%

(1) Adjusted EBITDA, adjusted loss for the period, adjusted basic loss per share and net debt are non-IFRS measures. See “Non-IFRS Measures: Definitions and Use” on page 8 and the accompanying Supplemental Notes for the definitions and reconciliations for these non-IFRS measures and the reasons we believe these measures provide useful information to investors regarding the Group’s financial condition and results of operations.

(2) The gross USD debt principal remains unchanged. Non-current and current borrowings and cash and cash equivalents as at 30 June 2022 reflect the impact of a £100.0 million drawdown on our revolving facilities. The increase in net debt is primarily due to £64.6 million of unrealized foreign exchange losses on retranslation of USD borrowings plus a further £40.0 million drawdown on our revolving facilities, partially offset by a £10.5 million increase in cash and cash equivalents.

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Outlook

For fiscal 2023, the company expects total revenues to be in a range of £580 million to £600 million, despite participation in the Europa League, and adjusted EBITDA to be in a range of £100 million to £110 million, reflecting the continued playing squad investment. Further, quarterly results will be impacted by the postponement of two matches which were delayed due to a period of mourning after the Queen’s passing and have yet to be rescheduled, as well as the timing of the 2022 FIFA World Cup, which will begin late-November and continue through late December.

Phasing of Premier League games	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
2022/23 season	8*	10	10	10	38
2021/22 season	6	12	11	9	38

*Note: Two matches scheduled in September 2022 were postponed

Revenue Analysis

Commercial

Commercial revenue for the year was £257.8 million, an increase of £25.6 million, or 11.0%, over the prior year.

•	Sponsorship revenue was £147.9 million, an increase of £7.7 million, or 5.5%, over the prior year, primarily due to the impact of new sponsorship agreements. The prior year was affected by COVID-19 related variations; and

•	Retail, Merchandising, Apparel & Product Licensing revenue was £109.9 million, an increase of £17.9 million, or 19.5%, over the prior year, primarily due to the closure of the Megastore in the prior year and the return of fans in the current year.

For the quarter, commercial revenue was £63.4 million, an increase of £11.6 million, or 22.4%, over the prior year quarter.

•	Sponsorship revenue was £37.2 million, an increase of £7.1 million, or 23.6% over the prior year quarter, primarily due to the impact of new sponsorship agreements; and

•	Retail, Merchandising, Apparel & Product Licensing revenue was £26.2 million, an increase of £4.5 million, or 20.7%, over the prior year quarter, primarily due to the return of fans and increased marketing activity.

Broadcasting

Broadcasting revenue for the year was £214.9 million, a decrease of £39.9 million, or 15.7%, over the prior year, primarily due to playing twenty-two fewer home and away games across all competitions compared to the prior year.

Broadcasting revenue for the quarter was £33.7 million, a decrease of £6.2 million, or 15.5%, over the prior year quarter, primarily due to playing five fewer home and away games across all competitions and the impact of our men’s first team finishing 6th in the Premier League compared to 2nd in the prior year.

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Matchday

Matchday revenue for the year was £110.5 million, an increase of £103.4 million, or 1456.3%, over the prior year, due to the return of fans to Old Trafford. In the prior year, all matches prior to the final home match of the season were played behind closed doors due to COVID-19 restrictions.

Matchday revenue for the quarter was £21.4 million, an increase of £19.1 million, or 830.4%, over the prior year quarter, due to the return of fans to Old Trafford.

Other Financial Information

Operating expenses

Total operating expenses for the year were £692.6 million, an increase of £154.2 million, or 28.6%, over the prior year.

Employee benefit expenses

Employee benefit expenses for the year were £384.2 million, an increase of £61.6 million, or 19.1%, over the prior year, due to investment in the first team playing squad.

Other operating expenses

Other operating expenses for the year were £117.9 million, an increase of £41.5 million, or 54.3%, over the prior year. This includes the impact of all home games being played in front of a full capacity crowd and costs related to the increased activity at the Old Trafford Megastore. In the prior year, all but one home game were played behind closed doors.

Depreciation, impairment and amortization

Depreciation and impairment for the year was £14.3 million, a decrease of £0.7 million, or 4.7%, over the prior year. Amortization for the year was £151.5 million, an increase of £27.1 million, or 21.8%, over the prior year. The unamortized balance of registrations at 30 June 2022 was £316.2 million.

Exceptional items

Exceptional items for the year were a cost of £24.7 million. This cost includes compensation due to former men’s first team managers, certain members of the playing, coaching and scouting staff, and certain non-playing staff. The cost also includes additional contributions we expect to pay towards the Football League pension scheme deficit based upon the latest actuarial valuation. Exceptional items for the prior year were £nil.

Profit on disposal of intangible assets

Profit on disposal of intangible assets for the year was £21.9 million, compared to £7.4 million for the prior year.

Net finance (costs)/income

Net finance costs for the year were £62.2 million, compared to net finance income of £12.9 million for the prior year, an unfavorable movement of £75.1 million, primarily due to an unfavorable swing in foreign exchange rates resulting in unrealized foreign exchange losses on unhedged USD borrowings in the current year compared to unrealized foreign exchange gains in the prior year.

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Income tax

The income tax credit for the year was £34.1 million, compared to an expense of £68.2 million in the prior year. The credit in the year is primarily a result of deferred tax assets recognised in respect of losses arising in the year. The prior year expense arose from the write off of US deferred tax assets.

Cash flows

Overall cash and cash equivalents (including the effects of exchange rate movements) increased by £10.6 million in the year, compared to an increase of £59.2 million in the prior year.

Net cash inflow from operating activities for the year was £96.4 million, a decrease of £16.7 million compared to a net cash inflow of £113.1 million for the prior year. This is primarily due to reduced broadcasting revenues as a result of fewer games played in the year, partially offset by the return of fans to Old Trafford.

Net capital expenditure on property, plant and equipment for the year was £8.3 million, an increase of £2.1 million over the prior year.

Net capital expenditure on intangible assets for the year was £85.1 million, a decrease of £7.1 million over the prior year.

Net cash inflow from financing activities for the year was £5.0 million, compared to net cash inflow of £47.6 million in the prior year. Current year cash inflow includes a drawdown of £40.0 million on our revolving facilities, net of dividends paid of £33.6 million.

Net debt

Net Debt as of 30 June 2022 was £514.9 million, compared to £419.5 million as of 30 June 2021, an increase of £95.4 million primarily due to £64.6 million of unrealized foreign exchange losses on retranslation of USD borrowings in addition to a further drawdown on our revolving facilities of £40.0 million, partially offset by a £10.5 million increase in cash and cash equivalents.

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Conference Call Details

The Company’s conference call to review fiscal 2022 and fourth quarter results will be broadcast live over the internet today, 22 September 2022 at 8:00 a.m. Eastern Time and will be available on Manchester United’s investor relations website at http://ir.manutd.com. Thereafter, a replay of the webcast will be available for thirty days.

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 144-year football heritage we have won 66 trophies, enabling us to develop what we believe is one of the world’s leading sports and entertainment brands with a global community of 1.1 billion fans and followers. Our large, passionate and highly engaged fan base provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday initiatives which in turn, directly fund our ability to continuously reinvest in the club.

Cautionary Statements

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning certain expectations and uncertainties related to the COVID-19 pandemic and the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this press release are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535) and the Company’s Annual Report on Form 20-F (File No. 001-35627) as supplemented by the risk factors contained in the Company’s other filings with the Securities and Exchange Commission.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth is preliminary and subject to adjustments. The audit of the financial statements and related notes to be included in our annual report on Form 20-F for the year ended 30 June 2022 is still in progress. Adjustments to the financial statements may be identified when audit work is completed, which could result in significant differences from this preliminary unaudited financial information.

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Non-IFRS Measures: Definitions and Use

1.	Adjusted EBITDA

Adjusted EBITDA is defined as profit/(loss) for the period before depreciation and impairment, amortization, profit on disposal of intangible assets, net finance costs/income, exceptional items and tax.

Adjusted EBITDA is useful as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation, impairment and amortization), material volatile items (primarily profit on disposal of intangible assets), capital structure (primarily finance income/costs), and items outside the control of our management (primarily taxes). Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB. A reconciliation of loss/profit for the period to adjusted EBITDA is presented in supplemental note 2.

2.	Adjusted loss for the period (i.e. adjusted net loss)

Adjusted loss for the period is calculated, where appropriate, by adjusting for charges/credits related to exceptional items, foreign exchange gains/losses on unhedged US dollar denominated borrowings (including foreign exchange losses immediately reclassified from the hedging reserve following change in contract currency denomination of future revenues), and fair value movements on embedded foreign exchange derivatives and foreign currency options, adding/subtracting the actual tax expense/credit for the period, and subtracting/adding the adjusted tax expense/credit for the period (based on a normalized tax rate of 21%; 2021: 21%). The normalized tax rate of 21% is the current US federal corporate income tax rate.

In assessing the comparative performance of the business, in order to get a clearer view of the underlying financial performance of the business, it is useful to strip out the distorting effects of the items referred to above and then to apply a ‘normalized’ tax rate (for both the current and prior periods) of the weighted average US federal corporate income tax rate of 21% (2021: 21%) applicable during the financial year. A reconciliation of loss for the period to adjusted loss for the period is presented in supplemental note 3.

3.	Adjusted basic and diluted loss per share

Adjusted basic and diluted loss per share are calculated by dividing the adjusted loss for the period by the weighted average number of ordinary shares in issue during the period. Adjusted diluted loss per share is calculated by adjusting the weighted average number of ordinary shares in issue during the period to assume conversion of all dilutive potential ordinary shares. There is one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year. Adjusted basic and diluted loss per share are presented in supplemental note 3.

4.	Net debt

Net debt is calculated as non-current and current borrowings minus cash and cash equivalents.

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Key Performance Indicators

	Twelve months ended 30 June		Three months ended 30 June
	2022	2021	2022	2021
Revenue
Commercial % of total revenue	44.2%	47.0%	53.5%	55.1%
Broadcasting % of total revenue	36.8%	51.6%	28.4%	42.5%
Matchday % of total revenue	19.0%	1.4%	18.1%	2.4%

	2021/22 Season	2020/21 Season	Carryover 2019/20 Season	2021/22 Season	2020/21 Season
Home Matches Played
PL	19	19	3	4	5
UEFA competitions	4	7	1	-	2
Domestic Cups	3	4	-	-	-
Away Matches Played
PL	19	19	3	5	4
UEFA competitions	4	8	2	-	3
Domestic Cups	-	4	1	-	-

Other
Employees at period end	1,068	971		1,068	971
Employee benefit expenses % of revenue	65.9%	65.3%		81.1%	89.1%

Contacts

Investor Relations: Corinna Freedman Head of Investor Relations +44 738 491 0828 Corinna.Freedman@manutd.co.uk	Media Relations: Andrew Ward Head of Media Relations & Public Affairs +44 161 676 7770 andrew.ward@manutd.co.uk

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CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(unaudited; in £ thousands, except per share and shares outstanding data)

	Twelve months ended 30 June		Three months ended 30 June
	2022	2021	2022	2021
Revenue from contracts with customers	583,201	494,117	118,452	94,009
Operating expenses	(692,520)	(538,424)	(183,330)	(137,848)
Profit on disposal of intangible assets	21,935	7,381	4,056	7,122
Operating loss	(87,384)	(36,926)	(60,822)	(36,717)
Finance costs	(85,915)	(36,411)	(46,053)	(6,619)
Finance income	23,676	49,310	15,048	1,235
Net finance (costs)/income	(62,239)	12,899	(31,005)	(5,384)
Loss before tax	(149,623)	(24,027)	(91,827)	(42,101)
Income tax credit/(expense)	34,113	(68,189)	20,985	(65,562)
Loss for the period	(115,510)	(92,216)	(70,842)	(107,663)

Basic and diluted loss per share:
Basic and diluted loss per share (pence) (1)	(70.86)	(56.60)	(43.46)	(66.08)
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share (thousands) (1)	163,001	162,939	163,003	162,939

(1) For the twelve and three months ended 30 June 2022 and the twelve and three months ended 30 June 2021, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

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CONSOLIDATED BALANCE SHEET

(unaudited; in £ thousands)

	As of 30 June
	2022	2021
ASSETS
Non-current assets
Property, plant and equipment	242,661	247,059
Right-of-use assets	4,072	4,383
Investment properties	20,273	20,553
Intangible assets	743,278	754,467
Trade receivables	29,757	20,404
Derivative financial instruments	16,462	499
	1,056,503	1,047,365
Current assets
Inventories	2,200	2,080
Prepayments	15,534	7,407
Contract assets – accrued revenue	36,239	40,544
Trade receivables	49,210	50,370
Other receivables	1,569	460
Income tax receivable	4,590	1,108
Derivative financial instruments	6,597	318
Cash and cash equivalents	121,223	110,658
	237,162	212,945
Total assets	1,293,665	1,260,310

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CONSOLIDATED BALANCE SHEET (continued)

(unaudited; in £ thousands)

	As of 30 June
	2022	2021
EQUITY AND LIABILITIES
Equity
Share capital	53	53
Share premium	68,822	68,822
Treasury shares	(21,305)	(21,305)
Merger reserve	249,030	249,030
Hedging reserve	950	(10,436)
Retained (deficit)/earnings	(170,042)	(13,652)
	127,508	272,512
Non-current liabilities
Deferred tax liabilities	7,402	35,546
Contract liabilities - deferred revenue	16,697	22,942
Trade and other payables	102,347	67,517
Borrowings	530,365	465,049
Lease liabilities	2,869	3,083
Derivative financial instruments	49	5,472
Provisions	11,586	4,157
	671,315	603,766
Current liabilities
Contract liabilities - deferred revenue	165,847	117,984
Trade and other payables	220,587	192,661
Income tax liabilities	-	6,036
Borrowings	105,757	65,187
Lease liabilities	1,561	1,257
Derivative financial instruments	32	262
Provisions	1,058	645
	494,842	384,032
Total equity and liabilities	1,293,665	1,260,310

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CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in £ thousands)

	Twelve months ended 30 June		Three months ended 30 June
	2022	2021	2022	2021
Cash flows from operating activities
Cash generated from operations (see supplemental note 4)	121,704	137,778	43,876	27,614
Interest paid	(20,642)	(20,542)	(2,405)	(1,680)
Interest received	145	3	140	1
Tax paid	(4,836)	(4,156)	(489)	(1,128)
Net cash inflow from operating activities	96,371	113,083	41,122	24,807
Cash flows from investing activities
Payments for property, plant and equipment	(8,323)	(6,241)	(2,100)	(1,301)
Payments for intangible assets	(115,415)	(138,189)	(14,081)	(11,629)
Proceeds from sale of intangible assets	30,307	45,996	10,066	13,916
Payments for derivative financial assets	-	(939)	-	-
Net cash (outflow)/inflow from investing activities	(93,431)	(99,373)	(6,115)	986
Cash flows from financing activities
Proceeds from borrowings	40,000	60,000	-	-
Principal elements of lease payments	(1,407)	(1,641)	(123)	(410)
Dividends paid	(33,553)	(10,718)	(11,992)	-
Net cash inflow/(outflow) from financing activities	5,040	47,641	(12,115)	(410)
Net increase in cash and cash equivalents	7,980	61,351	22,892	25,383
Cash and cash equivalents at beginning of period	110,658	51,539	95,791	84,715
Effects of exchange rate changes on cash and cash equivalents	2,585	(2,232)	2,540	560
Cash and cash equivalents at end of period	121,223	110,658	121,223	110,658

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SUPPLEMENTAL NOTES

1	General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a men’s and women’s professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (as amended) of the Cayman Islands.

2	Reconciliation of loss for the period to adjusted EBITDA

	Twelve months ended 30 June		Three months ended 30 June
	2022 £’000	2021 £’000	2022 £’000	2021 £’000
Loss for the period	(115,510)	(92,216)	(70,842)	(107,663)
Adjustments:
Income tax (credit)/expense	(34,113)	68,189	(20,985)	65,562
Net finance costs/(income)	62,239	(12,899)	31,005	5,384
Profit on disposal of intangible assets	(21,935)	(7,381)	(4,056)	(7,122)
Exceptional items	24,692	-	14,700	-
Amortization	151,462	124,398	38,231	29,668
Depreciation and impairment	14,314	14,959	3,523	3,715
Adjusted EBITDA	81,149	95,050	(8,424)	(10,456)

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3	Reconciliation of loss for the period to adjusted loss for the period and adjusted basic and diluted loss per share

	Twelve months ended 30 June		Three months ended 30 June
	2022 £’000	2021 £’000	2022 £’000	2021 £’000
Loss for the period	(115,510)	(92,216)	(70,842)	(107,663)
Exceptional items	24,692	-	14,700	-
Foreign exchange losses/(gains) on unhedged US dollar denominated borrowings	58,738	(48,015)	37,076	(1,060)
Foreign exchange losses immediately reclassified from the hedging reserve following change in contract currency denomination of future revenues	-	14,631	-	-
Fair value movement on embedded foreign exchange derivatives	23,205	881	14,503	520
Income tax (credit)/expense	(34,113)	68,189	(20,985)	65,562
Adjusted loss before tax	(42,988)	(56,530)	(25,548)	(42,641)
Adjusted income tax credit (using a normalized tax rate of 21% (2021: 21%))	9,027	11,871	5,365	8,955
Adjusted loss for the period (i.e. adjusted net loss)	(33,961)	(44,659)	(20,183)	(33,686)

Adjusted basic and diluted loss per share:
Adjusted basic and diluted loss per share (pence)(1)	(20.83)	(27.41)	(12.38)	(20.67)
Weighted average number of ordinary shares used as the denominator in calculating adjusted basic and diluted loss per share (thousands) (1)	163,001	162,939	163,003	162,939

(1) For the twelve and three months ended 30 June 2022 and the twelve and three months ended 30 June 2021 potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

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4	Cash generated from operations

	Twelve months ended 30 June		Three months ended 30 June
	2022 £’000	2021 £’000	2022 £’000	2021 £’000
Loss for the period	(115,510)	(92,216)	(70,842)	(107,663)
Income tax (credit)/expense	(34,113)	68,189	(20,985)	65,562
Loss before income tax	(149,623)	(24,027)	(91,827)	(42,101)
Adjustments for:
Depreciation and impairment	14,314	14,959	3,523	3,715
Amortization	151,462	124,398	38,231	29,668
Profit on disposal of intangible assets	(21,935)	(7,381)	(4,056)	(7,122)
Net finance costs/(income)	62,239	(12,899)	31,005	5,384
Non-cash employee benefit expense - equity-settled share-based payments	198	2,085	(1,291)	(159)
Foreign exchange losses on operating activities	50	874	356	105
Reclassified from hedging reserve	(672)	2,239	(481)	2,063
Changes in working capital:
Inventories	(120)	106	492	283
Prepayments	(8,825)	(282)	(3,983)	5,026
Contract assets – accrued revenue	4,305	5,422	16,882	9,735
Trade receivables	(520)	71,695	8,120	(18,121)
Other receivables	(1,109)	(221)	(537)	1,023
Contract liabilities – deferred revenue	41,618	(49,407)	23,440	20,881
Trade and other payables	22,480	5,415	17,170	12,432
Provisions	7,842	4,802	6,832	4,802
Cash generated from operations	121,704	137,778	43,876	27,614

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